UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	January 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Shuffle Master, Inc.
Full Name of Registrant

Former Name if Applicable

1106 Palms Airport Drive
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada, 89119-3720
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 9, 2007, the audit committee of the board of directors of Shuffle Master, Inc. (NASDAQ National Market: SHFL) (either the “Company,” “we” or “our”), in consultation with management, concluded that our previously issued audited financial statements as of and for the twelve-month period ended October 31, 2006 (as well as the report of the Company’s independent registered public accounting firm for this period), contained in our annual report on Form 10-K  should not be relied upon because of an error in those financial statements. Our audit committee has accordingly determined that the financial statements as of and for the twelve -month period ended October 31, 2006 and the unaudited selected quarterly financial information for the three-months ended October 31, 2006 should be restated.

Our Restatement
In conjunction with the preparation of our quarterly financial statements for the three-month period ended January 31, 2007, we discovered that an error existed in our previously issued financial statements as of and for the twelve-month period ended October 31, 2006.  The error resulted from the inadvertent failure to eliminate inter-company profit on inventory that we purchased from our wholly-owned subsidiary Casinos Austria Research & Development GmbH & Co KG (“CARD”), resulting in a $1.6 million overstatement of inventory as of October 31, 2006 and a $1.2 million overstatement of our net income from continuing operations for the three-month and twelve-month periods ended October 31, 2006.

On October 31, 2006, CARD shipped shufflers to us and correctly recorded the intercompany sale pursuant to our transfer pricing policy.  As the shufflers were en route from Vienna on October 31, 2006 and had not yet been received in Las Vegas, the inventory was accrued at the appropriate cost as defined in our transfer pricing policy; however, the remaining inter-company inventory profit was inadvertently not eliminated.

We are diligently preparing an amendment to our annual report on Form 10-K for the fiscal year ended October 31, 2006.  As a result of this restatement, we expect to amend our annual report on Form 10-K for the period ended October 31, 2006 and to file an amendment thereto as soon as possible.   As part of the restatement process, the Company will also record certain other adjustments for the periods being restated which previously had been considered immaterial and the Company will assess any other potential items for correction as needed.

As a result of the restatement discussed above and the time required to amend our annual report on Form 10-K for the year ended October 31, 2006, we cannot file our quarterly report on Form 10-Q for the quarter ended January 31, 2007 within the time period prescribed by Rule 13a-13 of the Securities Exchange Act of 1934.  We plan to file our quarterly report on Form 10-Q for the three-month period ended January 31, 2007 as soon as practicable subsequent to the filing of our amended annual report for the year ended October 31, 2006, but do not currently expect such quarterly filing to occur before the fifth calendar day following such report’s original due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mark L. Yoseloff	702	897-3720
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 13, 2007 we filed on Form 8-K (the “Form 8-K”) an earnings release providing a business update with regards to the three-month period ended January 31, 2007.   For further information see the Form 8-K.

Shuffle Master, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 13, 2007	By	/s/ MARK L. YOSELOFF
Mark L. Yoseloff Chairman of the Board and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).